FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of September 9, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



                   VANNESSA CLARIFIES LAS CRISTINAS POSITION

VANCOUVER, B.C. SEPTEMBER 9, 2002 - Vannessa has received a number of inquiries with respect to reports published by Reuters, The Mining Web and others, which state that the CVG has chosen Crystallex International Corp. to develop the Las Cristinas deposit in Venezuela. The selection was made by the CVG, a State Corporation, and not by the Venezuelan Government as stated in Crystallex's news release of September 8, 2002. Vannessa wishes to inform its shareholders, and any other party who is considering to invest in this development, of the following facts which were either disregarded or incompletely touched on in the statements made:

1) Minca, Vannessa's subsidiary through its 100% shareholding in Vannessa de Venezuela C.A., is the holder of the mining permit, the environmental permit and a contract with the CVG for the Las Cristinas Deposit and will vigorously defend its rights under Venezuelan and International Law.

2) The CVG has tried to cancel its contract with Minca, but that action and other attempts to take over the Las Cristinas deposit are subject to several ongoing court actions and the CVG is well aware that it cannot award any new contract for the Las Cristinas concessions until rulings in all these actions have been made. It is for that reason, that the CVG has only selected Crystallex as its choice as a partner and not awarded any contract. An award at this time would show a blatant disregard for the Venezuelan Supreme Court and the Attorney Generals Office, which are still dealing with these matters as well as the National Assembly, which only a week ago began new investigations into irregularities concerning the CVG/Minca dispute. Some of these investigations are dealing with the large-scale attempts, at huge expense by third parties, to discredit and defame Minca and Vannessa and thereby aid in the delay of a fair and negotiated settlement of the dispute.

3) The current announcement can only be viewed as a desperate attempt to complete some form of arrangement prior to the start-up of court proceedings after the summer recess. The rush of the announcement is obvious when one looks back at previous CVG declarations that "a number of large mining companies have shown interest and will be considered for the project" and "only companies with 2 Million ounces of production levels will be considered". Suddenly, those conditions appear to no longer apply and the CVG, who takes weeks to answer simple requests, seems to have reviewed a number of bids and made a major decision on the countries largest gold deposit in just a few days.

4) Very unsettling for Vannessa is the fact that the people of the region, who could have benefited for the last 12 months from Vannessa's first year US$ 50 Mill. development proposal made in July 2001, are once again being misled with the promise of imminent development, housing and social benefits. The CVG and its proposed future partner Crystallex know very well that no development can take place without clear title, exploration work, feasibility studies, mining licence, and environmental licence. Also, financing arrangements are

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impossible to make without a contract in place, without economic viability for their proposed US$ 500 Mill. development, and given that no title will be issued to Crystallex. These promises can only be intended to later put the blame on Minca when the legal proceedings, which are now in progress, eventually delay or derail the plans which are currently being proposed.

5) Of interest is the comment of the President of Crystallex de Venezuela who stated that he "fears no claim before the Venezuelan Court because they cannot effect title to the deposit". It is Vannessa's contention that all or any of the court decisions will definitely affect title. There are also numerous hints of Crystallex's "connections" and references to "powerful Venezuelans on its Board" in the Press and on the Internet, however it is Vannessa's experience that the Venezuelan Supreme Court is independent and fair. Furthermore, International Courts will be involved as well.

6) Finally, the question of title seems to have found some clarification in the announcements made last week. The President of Crystallex de Venezuela did not object to the statement by CVG President Rangel that the title to the concessions (which was always claimed to be owned by Crystallex) will not be given to Crystallex and will stay with the State.


With the sudden turn of events by the announcement of the CVG, clear and detailed information and full disclosure about the Las Cristinas issue is of utmost importance for investors. Vannessa will, over the next few days, post more information and copies of court proceedings on its web page for review.

On Behalf of the Board,

"MANFRED PESCHKE"
_____________________________
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.




VANNESSA VENTURES LTD.
1710-1040 West Georgia Street
Vancouver, B.C., Canada V6E 4H1
Tel: 604-689-8927; Fax: 604-689-8907
E-mail: info@vannessa.com
Website: www.vannessa.com
SEC File: 12G3-2(b) #82-4473; 20-F 000-30462
TSX: VVV
OTC-BB: VNVNF
Berlin: VVT - WKN 914781



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       VANNESSA CLOSES $1.42 MILLION AND $1.53 MILLION PRIVATE PLACEMENTS

VANCOUVER, B.C. SEPTEMBER 9, 2002 - Vannessa has closed private placements of 2,000,000 and 1,700,000 Units of the Company. The Units were sold at the price of $0.71 and $0.90 per Unit respectively. Each Unit consists of 1 fully paid common share in the capital of the Company and one non-transferable share purchase warrant, each warrant entitling the holder to purchase one additional share in the capital of the Company at the price of $0.89 and $1.06 per share until August 28, 2004, and August 26, 2004, respectively. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in Canada for four months except as permitted by the Securities Act and the Rules made there under and the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       September 9, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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